

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2010

Samuel Pollock
Chief Executive Officer
Brookfield Infrastructure Partners L.P.
Canon's Court
22 Victoria Street
Hamilton, HM 12, Bermuda

      Re: Brookfield Infrastructure Partners L.P.
              Form 20-F for the Fiscal Year Ended December 31, 2009
              Filed June 1, 2010
              File No. 001-33632

Dear Mr. Pollock:

      We have completed our review of your filing and do not have any further comments at this time.

                Sincerely,

                H. Christopher Owings
                Assistant Director

cc: Rod Miller, Esq.
Weil, Gotshal & Manges LLP
Via facsimile to (212) 310-8007